UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 5)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Kite Pharma, Inc.

(Name of Subject Company)

Kite Pharma, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

49803L109

(CUSIP Number of Class of Securities)

Arie Belldegrun, M.D.

President and Chief Executive Officer

Kite Pharma, Inc.

2225 Colorado Avenue

Santa Monica, California 90404

(310) 824-9999

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alison S. Ressler

Eric M. Krautheimer

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067

(310) 712-6600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Kite Pharma, Inc., a Delaware corporation (the “Company”) with the U.S. Securities and Exchange Commission on September 5, 2017, and amended on September 7, 2017, September 8, 2017, September 15, 2017 and September 25, 2017 (as amended, the “Solicitation/Recommendation Statement”), with respect to the tender offer by Dodgers Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation, to purchase all outstanding shares of the Company’s common stock, par value $0.001 per share. Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Solicitation/Recommendation Statement. The information set forth in the Solicitation/Recommendation Statement remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Solicitation/Recommendation Statement is hereby amended and supplemented as follows:

(a) The second paragraph under the heading entitled “Antitrust Compliance” in Item 8, as earlier amended by the Company on September 8, 2017, is amended and restated as follows:

“On September 8, 2017, each of the Company and Gilead filed Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the acquisition of Shares pursuant to the Offer. The waiting period applicable to the Offer under the HSR Act expired at 11:59 p.m. New York City time on September 25, 2017. Accordingly, the condition of the Offer relating to the waiting period applicable to the Offer under the HSR Act having expired or been terminated has been satisfied.”

(b) The following paragraph is added after the last paragraph under the heading entitled “Antitrust Compliance” in Item 8:

“On September 26, 2017, the Company and Gilead issued a joint press release announcing the expiration of the required waiting period under the HSR Act with respect to the Offer, a copy of which is attached hereto as Exhibit (a)(5)(O).”

ITEM 9.	EXHIBITS.

Item 9 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(O)	Joint Press Release issued by Kite Pharma, Inc. and Gilead Sciences, Inc., dated September 26, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KITE PHARMA, INC.

Dated: September 26, 2017	By:	/s/ Arie Belldegrun
		Name:	Arie Belldegrun, M.D.
		Title:	President and Chief Executive Officer